SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TESSCO Technologies, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107		13D

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Robert B. Barnhill, Jr.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,686,046

	8	Shared Voting Power 132,688

	9	Sole Dispositive Power 1,689,206

	10	Shared Dispositive Power 130,036

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,818,733

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.89%

14	Type of Reporting Person* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, and by Amendment No. 2 filed on February 22, 2012 by the Reporting Person, and is being filed to report the cumulative effect, as of August 26, 2016, of vesting by the Reporting Person of Shares (as defined below) and to provide an update relating to the Reporting Person’s investment in the Issuer.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of TESSCO Technologies, Incorporated (the “Issuer”), 11126 McCormick Road, Hunt Valley, Maryland 21031.  All Share figures in this statement have been adjusted to reflect the Issuer’s stock dividends over the years.

Item 2.	Identity and Background.

(a)           The name of the Reporting Person is Robert B. Barnhill, Jr. (the “Reporting Person”).

(b)           The Reporting Person’s business address is 11126 McCormick Road, Hunt Valley, Maryland 21031.

(c)           The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

(d)           No.

(e)           No.

(f)            The Reporting Person is a citizen of the United States of America.

The disclosure regarding the CEO Succession (as defined in Item 4) in Item 4 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person may acquire additional Shares through the vesting of performance share units granted to him in his capacity as an executive officer of the Issuer.

The Shares covered by this statement were acquired by the Reporting Person by: purchases directly from the Issuer prior to the Issuer’s 1994 initial public offering; the past exercise of stock options granted by the Issuer under stock option plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of restricted Shares and performance stock units under award plans maintained by the Issuer; and the issuance by the Issuer to the Reporting Person of stock dividends on issued and outstanding Shares.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer and to compensate the Reporting Person for his services to the Issuer.

As disclosed in the Issuer’s Form 8-K filed on March 31, 2016 and in the Issuer’s earning release issued on May 9, 2016, the Issuer has launched a Chief Executive Officer succession plan and expects to hire a new Chief Executive Officer during its 2017 fiscal year.  Once the Issuer hires a new Chief Executive Officer, the Reporting Person will no longer serve as President and Chief Executive Officer of the Issuer and will become Executive Chairman of the Issuer.  Additionally, after the Reporting Person has transitioned his responsibilities as President and Chief Executive Officer, he will become senior advisor to the new Chief Executive Officer and to the Issuer’s Board of Directors (the “Board”).  The events discussed in this paragraph are referred to as the “CEO Succession.”

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Person, during and after the CEO Succession, may take actions with respect to his investment in the Issuer.  These actions include changing his current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Shares or other securities of the Issuer (collectively, “Securities”) in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Securities in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Securities (or any combination or derivative thereof).  In addition, during and after the CEO Succession, the Reporting Person may engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy and/or capitalization.  These discussions and/or actions may also relate to, or may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference.  The percentage set forth in row 13 is based on 8,309,241 outstanding Shares as of July 29, 2016, as reported in the Issuer’s Form 10-Q filed on August 4, 2016.

(a)           The Reporting Person is the beneficial owner of 1,818,733 Shares, including 224,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, 2,652 Shares held in the Reporting Person’s 401(k) plan account, 67,500 Shares held by the Reporting Person’s spouse, 536

Shares held in the Reporting Person’s spouse’s 401(k) plan account, 28,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 33,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.  A portion of the 1,461,796 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)           (i)  The Reporting Person has sole power to vote 1,686,046 Shares, including 224,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(ii)  The Reporting Person shares power to vote 132,688 Shares, including 2,652 Shares held in the Reporting Person’s 401(k) plan account, 67,500 Shares held by the Reporting Person’s spouse, 536 Shares held in the Reporting Person’s spouse’s 401(k) plan account, 28,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 33,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(iii)  The Reporting Person has sole power to dispose of 1,689,206 Shares, including 224,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, and 2,628 Shares held in the Reporting Person’s 401(k) plan account.

(iv)  The Reporting Person shares power to dispose of 130,036 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 536 Shares held in the Reporting Person’s spouse’s 401(k) plan account, 28,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 33,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(v)           Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this Report shall not be deemed as an admission by the Reporting Person of beneficial ownership of the 67,500 Shares owned by the Reporting Person’s spouse, the 536 Shares held in the Reporting Person’s spouse’s 401(k) plan account, the 28,250 Shares owned by the charitable foundation, the 224,250 Shares owned by the two limited liability companies, or the 33,750 Shares owned by the trust.

(c)           Not applicable.

(d)           The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 28,250 Shares held by the charitable foundation.  The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 68,032 Shares held directly by the Reporting Person’s spouse or held in the Reporting Person’s spouse’s 401(k) plan account.  The Reporting Person’s children have Economic Rights with respect to the 224,250 Shares owned by the two limited liability companies and the 33,750 Shares owned by the trust.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

From time to time, the Issuer has granted to the Reporting Person performance stock units (PSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan (the “1994 Plan”).  An aggregate of 11,887 Shares are currently subject to issuance to the Reporting Person pursuant to PSUs.  Of these Shares, 1,887 Shares have been earned and will be issued on or about May 1, 2017, provided that the Reporting Person remains employed by or associated with the Issuer on each of these issue dates.  The remaining 10,000 Shares not earned to date may be earned depending upon: (1) whether annual earnings per Share performance of the Issuer for fiscal year 2017 reaches or exceeds at least the set threshold performance targets; (2) the extent to which the Reporting Person meets applicable individual performance goals; and (3) whether the Reporting Person remains employed by or associated with the Issuer at the time the Shares are due to be issued.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 26, 2016

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.